FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of September 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Shareholder Mailing for the Second Quarter of 2005

Exhibit 99(1)



To Our Shareholders and Employees:

On August 9, 2005, we reported net income in the quarter of $10.5 million compared to net income of $30.1 million in the same period last year, resulting in diluted net income per share of $0.28 compared to diluted net income per share of $0.94 in the same period last year.

Adjusted net income in the quarter was $37.0 million compared to $29.7 million in the same period last year. Adjusted net income per share in the quarter was $0.98 compared to $0.92 in the same period last year. Adjusted earnings per share primarily excludes $25.0 million, or approximately $0.67 per share, attributable to an impairment charge against our subordinated notes receivable from the entity that owns One&Only Maldives at Reethi Rah Island.

Adjusted net income also excludes $1.4 million of pre-opening expenses, most of which is associated with the opening of Marina Village at Atlantis ("Marina Village"). Adjusted net income includes a $4.8 million, or $0.13 per share, provision that we have taken to reflect a new claim from a supplier with respect to a period covering the last five years.

We are pleased to report that EBITDA in the quarter was $56.0 million, a 10% increase over the same period last year. This increase was largely attributable to Atlantis, Paradise Island and our One&Only operations. Collectively, the Paradise Island properties achieved record second quarter EBITDA of $51.2 million in the quarter. One&Only Resorts achieved EBITDA of $4.4 million in the quarter compared to $1.6 million during the same period last year, with the increase driven largely by the outstanding performance of One&Only Palmilla.

We recently introduced two additions to Atlantis, Marina Village, a 75,000 square foot restaurant, retail and entertainment zone surrounding our marina, and the next phase of Harborside at Atlantis, our timeshare product. Marina Village has been extremely well received by our customers, adding an exciting new venue to Paradise Island. We are pleased that in our effort to continue to look toward further development of Paradise Island, we acquired for $23 million the Hurricane Hole Marina, which is in close proximity to Marina Village and includes frontage on the Nassau Harbour. We expect to upgrade this marina significantly and bring it into our product offering, as during many times of the year, we face capacity constraints at our marina. The acquisition also gives us a further seven acres of land for new development. We are confident that with all we are doing at Atlantis, our undeveloped land will continue to appreciate in value and will provide us with many years of future development potential.

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $145.0 million and $53.2 million, respectively, as compared to $140.7 million and $49.6 million in the same period last year. These results represent 3% and 7% increases in net revenue and EBITDA, respectively. As noted above, the Atlantis, Paradise Island results include a provision of $4.8 million, or $0.13 per share, related to a new claim from a supplier with respect to a period covering the last five years. We are currently negotiating this claim with the supplier.

Atlantis's revenue per available room ("RevPAR") for the quarter was $256 as compared to $243, representing a 5% increase over the same period last year. In the quarter, Atlantis achieved an average occupancy of 87% and a $294 average daily room rate ("ADR"), which compares to an average occupancy of 89% and an ADR of $273 in the same period last year. Atlantis benefited from strong booking patterns and leisure travel demand, resulting in an 8% increase in ADR. The improved room pricing environment on Paradise Island yielded an increase in profitability, as the EBITDA margin for the properties (including One&Only Ocean Club and excluding the aforementioned $4.8 million provision) increased to 38.2% from 35.5% in the same period last year. Despite the timing of Easter, which fell in the first quarter of 2005, and a major group booking that did not repeat in 2005, occupancy decreased by only 2% in the quarter.

At the Atlantis Casino, slot win for the second quarter increased by 33% over the same period last year, as the property benefited from improved levels of play owing to the positive reception of the new slot games and the ticket-in-ticket-out system, both of which were introduced last year. In the quarter, table win decreased by 11% over the same period last year due primarily to a decrease in rated play and a lower table hold. These second quarter results demonstrate the combined effect on profitability that strong leisure demand, constrained room supply and an increase in flight options to the destination have on our business. Hotel and casino margins were up over the same period last year, which reflects the improved pricing dynamic for the business and continued operating improvements.

Two significant milestones with respect to our Phase III expansion were recently achieved. In July, we completed construction of Marina Village,

which includes five new restaurants and retail space around the Marina at Atlantis. This achievement was followed in August by the completion of the second phase of timeshare development at Harborside at Atlantis. Both of these projects were completed on time and on budget. At Marina Village, all restaurants but one are currently in operation and the remaining location will open in mid-September. The second phase of Harborside at Atlantis, a joint venture between us and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc., includes 116 two- and three-bedroom units that increase the number of keys at the development to 392. Sales trends for this second phase have remained strong, as the development is now 27% sold. The joint venture recorded net timeshare sales of $22.5 million during the quarter. Our timeshare development has been performing extremely well. Average sales price per key is up approximately 40% over the first phase of Harborside. Based on current trends, we expect to start the preliminary designs for the next phase of timeshare development by the end of this year.

Planning for Atlantis Phase III was recently finalized and our budget has increased to $730 million (exclusive of the Harborside at Atlantis timeshare projects, the condo-hotel, a proposed golf course on nearby Athol Island and Ocean Club Residences & Marina). Construction is now underway and most aspects of the project, including the 600-room all-suite hotel, are anticipated to open in April 2007.

We have recently commenced development of the Ocean Club Residences & Marina project, an 88-unit joint venture condominium project at Ocean Club Estates. The project cost of approximately $130 million is being financed primarily from pre-sales of units. We have executed purchase contracts and deposits for 34 of the 44 units currently available for sale. Based on the strong demand for these residences, we expect to commence sales of an additional 22 units during the third quarter.

We also commenced pre-sales of the condo-hotel units in the second quarter. This development, in which we are joint venturing with Turnberry Associates, will include approximately 500 units at a total development cost of approximately $250 million. Although we have not yet begun a comprehensive marketing effort, we have already received deposits on approximately 20% of the units, representing almost $90 million in sales. This is very encouraging, and if we secure sufficient pre-sales, we expect to commence construction of this development in the next few months. The condo-hotel would add yet another product offering to Atlantis.

Atlantis, The Palm, Dubai

We and our partner, Istithmar PJSC ("Istithmar"), closed in July a syndicated $700 million, twelve-year term loan facility, which will support the joint venture's construction of Atlantis, The Palm, an approximately 2,000-room destination resort to be located on The Palm, Jumeirah in Dubai. The financing received strong support from the financial community, attracting both local and international banks. The remainder of the estimated $1.2 billion project will be financed through equity commitments from us and Istithmar.

Our equity commitment to this project is $125 million, representing a 25% equity interest. As part of the transaction, we have entered into a long-term management agreement with the joint venture that entitles us to receive a base management fee based on the gross revenues generated by Atlantis, The Palm and an incentive management fee based on operating income, as defined. We have also entered into a development agreement with the joint venture that entitles us to receive $20 million and reimbursement of certain expenses over the development period.

Construction of Atlantis, The Palm is expected to commence by the fourth quarter of this year, with completion scheduled for late 2008. This project is subject to all requisite governmental consents and construction of supporting infrastructure by the developer of The Palm, Jumeirah.

The joint venture partners are currently considering the development of an approximately 900-unit condominium project. The profits from such venture would be used to redeem a portion of Istithmar's investment in Atlantis, The Palm, resulting in an increase in our stake in Atlantis, The Palm from 25% up to a maximum of 50%.

Morocco

In the quarter, we entered into a joint venture agreement with Société Maroc Emirates Arabs Unis de Développement and Caisse de Dépôt et de Gestion and related development and long-term management agreements for the development and operation of a destination resort casino. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300 million, although a more definitive amount will not be available until further detailed design work has been completed.

The parties anticipate working together over the next several months to arrange debt and equity financing to fund the project. As a result of the budget increase, the need to arrange additional debt and equity financing and the additional design work required for the project, we expect that there will be material amendments of the project agreements, and we do not intend to proceed with the development of this project unless such amendments are obtained. Construction is now anticipated to commence in the first half of 2006, with an expected completion date during the second half of 2008.

No assurances can be given at this time that either the additional debt or equity financing will be obtained or the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction.

Gaming

Connecticut

In the quarter, results for our Gaming segment were primarily derived from Mohegan Sun, which reported second quarter slot revenue of $220.3 million, up 6% over the same period last year. Slot win per unit per day was $390 for the quarter, a 6% increase over the same period last year. For the quarter, Mohegan Sun's share of the Connecticut slots market was 51%.

Under a relinquishment agreement between Trading Cove Associates ("TCA") and the Mohegan Tribe, TCA, an entity 50%-owned by us, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. We recorded relinquishment and other fees from TCA of $9.7 million in the quarter as compared to $9.0 million in the same period last year.

BLB Investors, L.L.C.

We own a 37.5% interest in BLB Investors, L.L.C. ("BLB"), a joint venture with Starwood Capital Group Global, L.L.C. and Waterford Group, L.L.C. On July 18, 2005, BLB completed its approximately $464 million acquisition of Wembley plc's ("Wembley") U.S. operations, which include the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. Lincoln Park generates approximately 85% of the U.S. operations' revenue.

BLB exchanged its 22% interest, acquired in 2004 and valued at $116 million, in Wembley as partial consideration for the acquisition. The balance of the acquisition price was financed on a non-recourse basis by a consortium of banks that underwrote a $495 million senior secured credit facility, which includes a $125 million revolving credit facility that will be used primarily to finance a proposed redevelopment of Lincoln Park.

BLB will operate Lincoln Park under a master video lottery contract with the state of Rhode Island that was recently authorized by legislation passed by the Rhode Island General Assembly. Lincoln Park currently has 3,002 video lottery terminals ("VLTs"). Under its contract, BLB will be entitled to increase the number of VLTs to 4,752. The contract provides for up to a 15-year term during which Lincoln Park will be entitled to 28.85% of the net terminal income on the existing 3,002 VLTs and 26% on the additional 1,750 VLTs.

BLB is planning to commence the redevelopment of Lincoln Park as promptly as possible, following receipt of all local governmental approvals to which the redevelopment is subject. BLB expects the redevelopment to be completed in 2007 at a cost of $125 million.

In the quarter, we recorded a $5.3 million decrease to our investment in BLB and a corresponding decrease to shareholders' equity. This unrealized loss primarily reflects the change in fair value of our share of Wembley's stock held by BLB and is classified as other comprehensive loss, a separate component of shareholders' equity.

We account for the results of operations from BLB under the equity method.

One&Only Resorts

In our luxury resort segment, our One&Only Resorts operations reported net revenue of $36.1 million and EBITDA of $4.4 million in the quarter compared to net revenue of $26.5 million and EBITDA of $1.6 million in the same period last year. On a combined basis for the seven branded resorts, One&Only Resorts produced RevPAR of $307 in the quarter, a 9% increase over the same period last year. On the same basis, One&Only Resorts achieved second quarter average occupancy and ADR of 75% and $411, respectively. The primary reason for the significant increase in EBITDA during the quarter was the strong performance of One&Only Palmilla.

One&Only Ocean Club achieved record second quarter RevPAR of $811, a 28% increase over the same period last year, mainly driven by the continued success of the property's three luxury villas and strong demand for the property. The resort achieved second quarter average occupancy and record ADR of 86% and $942, respectively, compared to average occupancy and ADR of 81% and $782, respectively, in the same period last year. EBITDA at the property was $4.2 million during the quarter, an increase of 45% over the same period last year.

One&Only Palmilla had a very good second quarter, with RevPAR of $523, a 70% increase over the prior year period. The resort achieved second quarter average occupancy and ADR of 87% and $604, respectively, compared to average occupancy and ADR of 60% and $508, respectively, in the same period last year. EBITDA during the quarter was $5.2 million compared to $1.0 million last year. Although the third quarter is traditionally a low occupancy period for this market, demand for the resort has continued to be robust, and the business is performing well ahead of our expectations.

One&Only Maldives at Reethi Rah Island, our newest One&Only-managed property in the Maldives, opened on May 1, 2005. This new 130-key all-villa resort, located on a private island in the Indian Ocean, compliments our other managed resort in the region, One&Only Kanuhura. The development of this property resulted in the reclamation of a substantial portion of the island, increasing its size from approximately 20 acres to

over 100 acres. Along with the 130 villas, the resort features 40 swimming pools, 37 of which are private villa pools with carved lava stone aqua beds overlooking the sea, a world-class spa, an orchid farm and several fine dining options. Unfortunately, due to the effects of the tsunami in December 2004, construction was delayed and the property opened during the low season. Consequently, results of operations are expected to remain soft until the high season begins in October.

Although we do not have any equity ownership interest in Reethi Rah Resort Pvt Ltd ("Reethi Rah"), the entity that owns and operates One&Only Maldives at Reethi Rah Island, we have determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FASB Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities." We have agreements with Reethi Rah that provide for construction financing and operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, we became the primary beneficiary of Reethi Rah under FIN 46R, resulting in consolidation of Reethi Rah's financial statements in our consolidated financial statements.

Reethi Rah incurred net losses totaling $8.2 million for the period from May 1, 2005 to June 30, 2005. Of this amount, $5.0 million exhausted the owners' equity capital (as estimated as of May 1, 2005) and is included in minority and noncontrolling interests in the accompanying condensed consolidated statements of operations for the three months ended June 30, 2005. The balance of $3.2 million is reflected as a reduction to our consolidated net income for this period. In the near term, we anticipate that Reethi Rah will incur additional net losses. In the absence of any increase to the owners' equity capital in future periods, such losses will be reflected in our results of operations. If Reethi Rah realizes net income in the future, we will be credited to the extent of the losses previously absorbed by us on behalf of Reethi Rah as required under FIN 46R.

In connection with the consolidation of Reethi Rah, we recently obtained an appraisal of the resort by a third party valuation firm that led us to conclude that our subordinated notes receivable from Reethi Rah were impaired by approximately $25 million, which has been written off in the quarter.

In June 2005, One&Only Kanuhura closed for an extensive, four-month renovation, which will include the redevelopment of the resort's 18 water villas and two grand water villas and enhancements to its existing beach villas, bars, restaurants, public areas and spa. The resort is expected to re-open in mid-October 2005.

Liquidity

At the end of the quarter, we held $378.6 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $243.0 million in cash and cash equivalents, $119.4 million in short-term investments and $16.2 million in restricted cash. Restricted cash includes $12.5 million of deposits related to the Ocean Club Residences & Marina condominium project. Total interest-bearing debt at the end of the quarter was $819.9 million, comprised primarily of $400 million of 8 7/8% Senior Subordinated Notes due 2011, of which $150 million is currently swapped from fixed to variable interest rates, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024, as well as $110 million of financing related to One&Only Palmilla and approximately $78.9 million of debt associated with Reethi Rah. The non-affiliated debt associated with One&Only Palmilla and Reethi Rah is consolidated under FIN 46R and there is recourse to us only to the extent of $29 million with regard to the Reethi Rah debt.

At the end of the quarter, our Revolving Credit Facility was undrawn. We currently have approximately $500 million in availability under this facility. In determining the credit statistics used to measure compliance with our financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of Reethi Rah and the 50%-owned One&Only Palmilla are excluded.

In the quarter, we incurred $31.3 million in capital expenditures, related primarily to Paradise Island. Total capital expenditures included capitalized interest of $2.6 million. In the third quarter of 2005, we expect to spend between $95 million and $100 million on Paradise Island capital expenditures and the acquisition of the Hurricane Hole Marina assets and related real estate ("Hurricane Hole"). In August, we completed the approximately $23 million acquisition of Hurricane Hole.

In the quarter, we advanced $28.0 million in the form of mezzanine financing related to Reethi Rah, resulting in total advances, net of repayments, as of June 30, 2005 of $97.5 million. This total does not reflect the previously discussed $25.0 million impairment charge. We expect to fund approximately $7 million of additional subordinated debt financing related to operating loans in 2005.

In the quarter, we invested $16.4 million in Atlantis, The Palm. We have already funded approximately $7 million in the third quarter of 2005 and do not currently anticipate any further investments this year as the project begins to use its recently-arranged credit facilities.

As of June 30, 2005, shareholders' equity was $1,178.2 million and we had approximately 36.3 million Ordinary Shares outstanding.

Sol Kerzner
Chairman of the Board
August 9, 2005

Butch Kerzner
Chief Executive Officer
August 9, 2005

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in our public filings with the U.S. Securities and Exchange Commission.

Kerzner International Limited
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30, 2005	December 31, 2004
	(Unaudited)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 243,017	$ 180,341
Restricted cash	16,207	2,768
Short-term investments	119,388	203,940
Trade receivables, net	40,817	41,743
Due from affiliates	23,668	15,682
Inventories	17,363	13,453
Assets held for sale	5,416	12,289
Prepaid expenses and other assets	37,144	21,685
Total current assets	503,020	491,901
Property and equipment, net	1,507,334	1,347,640
Intangible asset, net	11,922	-
Due from affiliates - non-current	30,399	81,737
Deferred tax asset, net	13,616	11,181
Deferred charges and other assets, net	45,846	40,678
Investments in associated companies	157,035	114,138
Total assets	$ 2,269,172	$ 2,087,275
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 5,418	$ 659
Accounts payable and accrued liabilities	179,712	168,225
Due to affiliates	13,181	500
Capital creditors	29,217	16,032
Total current liabilities	227,528	185,416
Deferred revenue	21,548	20,419
Other long-term liabilities	9,407	7,099
Due to affiliates - non-current	21,115	-
Long-term debt, net of current maturities	805,491	754,129
Total liabilities	1,085,089	967,063
Minority and noncontrolling interest	5,884	3,934
Total shareholders' equity	1,178,199	1,116,278
Total liabilities and shareholders' equity	$ 2,269,172	$ 2,087,275

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2005	2004	2005	2004
Revenues:				
Casino and resort revenues	$ 170,082	$ 157,961	$ 358,786	$ 327,148
Less: promotional allowances	(5,392)	(5,468)	(13,162)	(12,879)
Net casino and resort revenues	164,690	152,493	345,624	314,269
Tour operations	13,267	11,235	26,260	24,072
Management, development and other fees	3,270	3,658	9,456	9,073
Other	1,055	934	2,680	2,019
	182,282	168,320	384,020	349,433
Costs and expenses:				
Casino and resort expenses	86,399	78,474	171,134	157,535
Tour operations	11,100	8,961	22,169	19,902
Selling, general and administrative	32,531	30,312	64,699	61,954
Corporate expenses	11,257	10,458	20,847	19,215
Depreciation and amortization	17,492	14,631	33,176	29,587
Pre-opening expenses	1,256	396	1,748	3,258
UK gaming write-off	-	-	10,529	-
Impairment of notes receivable	25,043	-	25,043	-
	185,078	143,232	349,345	291,451
Income (loss) from operations	(2,796)	25,088	34,675	57,982
Relinquishment fees - equity in earnings of TCA	9,688	9,045	18,366	17,767
Other income (expense):				
Interest income	2,568	779	4,789	1,390
Interest expense, net of capitalization	(10,777)	(8,929)	(21,159)	(17,093)
Equity in earnings of associated companies	5,120	2,466	9,285	7,166
Other, net	6	509	12	427
Other expense, net	(3,083)	(5,175)	(7,073)	(8,110)
Income before income taxes and minority and noncontrolling interests	3,809	28,958	45,968	67,639
Benefit (provision) for income taxes	1,814	(295)	110	(481)
Minority and noncontrolling interests	4,878	1,479	2,373	3,802
Net income	$ 10,501	$ 30,142	$ 48,451	$ 70,960
Earnings per share-basic	$ 0.29	$ 0.97	$ 1.35	$ 2.31
Weighted average number of shares outstanding-basic	35,962	31,034	35,855	30,748
Earnings per share-diluted	$ 0.28	$ 0.94	$ 1.29	$ 2.21
Weighted average number of shares outstanding-diluted	37,537	32,232	37,583	32,130

Kerzner International Limited
Condensed Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

| | For the Six Months Ended June 30, | |
	2005	2004
Cash flows from operating activities		
Net income	$ 48,451	$ 70,960
Depreciation and amortization	33,176	29,587
Amortization of debt issuance costs, premiums and discounts	2,096	1,340
UK gaming costs	10,529	-
Impairment of notes receivable	25,043	-
Recognition of deferred compensation expense	2,144	751
(Gain) loss on disposition of property and equipment	(58)	574
Equity in earnings from associated companies, net of dividends received	(8,035)	(7,183)
Minority and noncontrolling interests-Palmilla JV, LLC and Reethi Rah Pvt Ltd	(3,021)	(3,684)
Provision for doubtful accounts	1,217	1,857
Deferred income tax benefit	(7,277)	(5,621)
Net change in working capital accounts	16,170	(6,075)
Net change in other balance sheet accounts:		
Deferred charges and other assets	(4,946)	(1,799)
Deferred revenue	1,776	2,207
Other long-term liabilities	2,363	74
Other	2,307	(446)
Net cash provided by operating activities	121,935	82,542
Cash flows from investing activities:		
Payments for property and equipment	(65,608)	(54,316)
Redemption (purchase) of short-term investments, net	85,245	(74,804)
Acquisition of equity interest in BLB Investors, L.L.C.	-	(47,359)
Acquisition of equity interest in Kerzner Istithmar Limited	(29,932)	(10,400)
Advances to affiliates, net	(43,869)	(20,937)
Cash resulting from the initial consolidation of variable interest entities	1,519	7,047
Deferred contract acquisition costs	(1,145)	(2,874)
Acquisition of assets from Club Méditerranée (Bahamas) Limited	-	(6,302)
Deposit for real estate acquisition	(1,000)	-
Change in restricted cash	(13,439)	(4,026)
Sale of debt and equity interest in the One&Only Kanuhura	340	-
Dispositions of property and equipment	64	197
Net cash used in investing activities	(67,825)	(213,774)
Cash flows from financing activities:		
Proceeds from issuance of convertible debt	-	230,000
Borrowings	-	5,000
Repayment of debt	(1,276)	(6,009)
Proceeds from exercise of share options	9,842	27,394
Debt issuance and modification costs	-	(6,668)
Net cash provided by financing activities	8,566	249,717
Net increase in cash and cash equivalents	62,676	118,485
Cash and cash equivalents at beginning of period	180,341	60,232
Cash and cash equivalents at end of period	$ 243,017	$ 178,717

Kerzner International Limited
Reconciliation of Adjusted Net Income to U.S. GAAP Net Income
(In thousands of U.S. dollars, except per share data)

| | For the Three Months Ended June 30, | | | | For the Six Months Ended June 30, | | | |
| | 2005 | | 2004 | | 2005 | | 2004 | |
	$	EPS	$	EPS	$	EPS	$	EPS
Adjusted net income [1]	$ 36,952	$ 0.98	$ 29,728	$ 0.92	$ 85,923	$ 2.29	$ 70,201	$ 2.18
Pre-opening expenses [2]	(1,408)	(0.03)	(396)	(0.01)	(1,900)	(0.05)	(1,827)	(0.06)
UK gaming write-off [3]	-	-	-	-	(10,529)	(0.28)	-	-
Impairment of notes receivable [4]	(25,043)	(0.67)	-	-	(25,043)	(0.67)	-	-
BLB equity loss and related expenses [5]	-	-	(1,458)	(0.04)	-	-	(1,458)	(0.04)
Share of income from remediation at Harborside [6]	-	-	2,268	0.07	-	-	4,044	0.13
Net income	$ 10,501	$ 0.28	$ 30,142	$ 0.94	$ 48,451	$ 1.29	$ 70,960	$ 2.21

(1) Adjusted net income is defined as net income before pre-opening expenses, UK gaming write-off, impairment of notes receivable, BLB equity loss and related expenses and share of income from remediation at Harborside.

Adjusted net income is presented to assist investors in analyzing our performance. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to income from continuing operations computed in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), nor should it be considered as an indicator of our overall financial performance. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than income from continuing operations calculated in accordance with U.S. GAAP.

(2) Pre-opening expenses for the quarter ended June 30, 2005 include costs incurred relating to Marina Village at Atlantis, costs incurred relating to the Phase III expansion at Atlantis, Paradise Island and costs incurred relating to Atlantis, The Palm, which are included within equity in earnings of associated companies in the accompanying Condensed Consolidated Statements of Operations. Pre-opening expenses for the quarter ended June 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion. Pre-opening expenses incurred during the six months ended June 30, 2004 also include our 50% share of pre-opening expenses related to One&Only Palmilla's grand reopening event in February 2004.

(3) UK gaming write-off relates to all capitalized and deferred costs incurred for the planning and development of all of our proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than we had previously anticipated.

(4) For the three months ended June 30, 2005, we recorded an impairment of our subordinated notes receivable due from Reethi Rah Resort Pvt Ltd ("Reethi Rah"), the entity which owns One&Only Maldives at Reethi Rah Island, after obtaining a third party valuation firm's appraisal of the resort in connection with the consolidation of Reethi Rah under FIN 46R.

(5) For the three months ended June 30, 2004, we recorded $1.5 million in equity loss and related expenses associated with our 37.5% investment in BLB. These losses are related to our share of transaction costs incurred in connection with BLB's intended acquisition of Wembley in 2004. Additionally, these amounts include $0.4 million in related foreign currency exchange losses for the three months ended June 30, 2004. The foreign currency exchange losses are included within corporate expenses in the accompanying Condensed Consolidated Statements of Operations.

(6) We recorded income for our share of remediation related to Harborside at Atlantis ("Harborside"), our 50%-owned timeshare property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001. In the second quarter of 2004, we recorded our share of an insurance recovery realized by Harborside related to a partial settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings of associated companies in the accompanying Condensed Consolidated Statements of Operations.

Kerzner International Limited
Reconciliation of EBITDA to U.S. GAAP Net Income
(In thousands of U.S. dollars)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2005	**2004**	**2005**	**2004**
EBITDA [1]	$ 55,955	$ 50,816	$ 132,974	$ 113,174
Depreciation and amortization	(17,492)	(14,631)	(33,176)	(29,587)
Pre-opening expenses	(1,408)	(396)	(1,900)	(3,258)
UK gaming write-off	-	-	(10,529)	-
Impairment of notes receivable	(25,043)	-	(25,043)	-
Other expense, net	(3,083)	(5,175)	(7,073)	(8,110)
Equity in earnings of associated companies	(5,120)	(2,466)	(9,285)	(7,166)
BLB equity loss and related expenses	-	(1,458)	-	(1,458)
Share of income from remediation at Harborside	-	2,268	-	4,044
Benefit (provision) for income taxes	1,814	(295)	110	(481)
Minority and noncontrolling interests	4,878	1,479	2,373	3,802
Net income	$ 10,501	$ 30,142	$ 48,451	$ 70,960

(1) EBITDA is defined as net income before depreciation and amortization, pre-opening expenses, UK gaming write-off, impairment of notes receivable, other expense, net (excluding equity earnings before BLB equity loss and related expenses, share of income from remediation at Harborside, our share of Atlantis, The Palm and One&Only Palmilla pre-opening expenses), benefit (provision) for income taxes and minority and noncontrolling interests.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of our overall financial performance. Our method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited. Certain amounts for the three months ended June 30, 2004 have been reclassified to conform to the current period's presentation.

Kerzner International Limited
Summary Segment Data - EBITDA
(In thousands of U.S. dollars)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2005	2004[4]	2005	2004[4]
Destination Resorts:				
Atlantis, Paradise Island	$ 44,906	$ 45,575	$ 101,864	$ 95,342
Tour operations	2,080	2,132	3,774	3,658
Harborside	1,099	690	2,110	1,309
Other [1]	5,130	1,211	8,683	2,679
	53,215	49,608	116,431	102,988
Atlantis, The Palm	89	170	277	170
	53,304	49,778	116,708	103,158
Gaming:				
Connecticut	9,694	9,045	18,595	17,767
United Kingdom	(2,118)	(691)	(2,640)	(1,018)
Other [1]	468	(256)	(484)	(403)
	8,044	8,098	15,471	16,346
One&Only Resorts:				
One&Only Ocean Club	4,192	2,885	9,360	7,037
One&Only Palmilla	5,198	995	14,043	2,241
One&Only Maldives, Reethi Rah	(4,037)	-	(4,037)	-
Other resorts [2]	2,070	2,789	6,821	7,585
Tour operations	69	126	291	471
Direct expenses [2]	(2,871)	(5,470)	(6,874)	(8,270)
Other [1]	(250)	262	1,314	1,867
	4,371	1,587	20,918	10,931
Corporate and other [3]	(9,764)	(8,647)	(20,123)	(17,261)
	$ 55,955	$ 50,816	$ 132,974	$ 113,174

See definition and management's disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.

(1) Represents our share of net income (loss) from unconsolidated affiliates (excluding share of income from remediation at Harborside and BLB equity loss and related expenses) for our investments in Harborside, Sun Resorts Limited, One&Only Kanuhura, Ocean Club Residences & Marina, BLB and Trading Cove New York.

(2) Consists of management, marketing, development and other fees and direct expenses related to the our One&Only Resorts segment for our operations located in Mauritius, Dubai and the Maldives.

(3) Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

(4) Certain amounts for the 2004 period have been reclassified to conform to the current periods' presentation.

Kerzner International Limited

Paradise Island Summary Segment Data Reconciliation [1]

(In thousands of U.S. dollars)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2005	**2004**	**2005**	**2004**
Paradise Island EBITDA[2]:				
Atlantis, Paradise Island	$ 44,906	$ 45,575	$ 101,864	$ 95,342
Tour operations	2,080	2,132	3,774	3,658
One&Only Ocean Club	4,192	2,885	9,360	7,037
	$ 51,178	$ 50,592	$ 114,998	$ 106,037
EBITDA Margin[3]	34.9%	35.5%	37.2%	36.0%

(1) This schedule is included to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in earnings releases prior to 2004.

(2) See definition and management's disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.

(3) EBITDA margin for the three and six months ended June 30, 2005, includes the effect of a $4.8 million provision for a new claim from a supplier with respect to a period covering the last five years. Excluding this provision, the EBITDA margin for the three and six months ended June 30, 2005 would have been 38.2% and 38.8%, respectively.